UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION

OF REGISTRATION UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-191165

CST Brands, Inc.

(Exact name of registrant as specified in its charter)

19500 Bulverde Road, Suite 100

San Antonio, Texas 78259

(210) 692-5000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

5.00% Senior Notes due 2023

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:

5.00% Senior Notes due 2023: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, CST Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 11, 2017	CST Brands, Inc.

	By:	/s/ Giovanna Rueda
Name: Giovanna Rueda Title: Corporate Secretary